Exhibit 21.1

List of Subsidiaries of Trump Casino Holdings, LLC

Subsidiary	Jurisdiction of Incorporation or Organization

Trump Casino Funding, Inc.	Delaware

Trump Marina Associates, LP	New Jersey

Trump Marina, Inc.	New Jersey

Trump Indiana, Inc.	Delaware

Trump Indiana Casino Management, LLC	Delaware

Trump Indiana Realty, LLC	Delaware

THCR Management Services, LLC	Delaware

THCR Management Holdings, LLC	Delaware